July 27, 2010

BY FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Tricia Armelin

RE:                             Affiliated Managers Group, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 1, 2010

Definitive Proxy Statement on Schedule 14A

Filed on April 29, 2010

File #1-13459

Dear Ms. Armelin:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated July 22, 2010, relating to the Company’s Annual Report on Form 10-K filed on March 1, 2010 with the Securities and Exchange Commission. We have, for convenience, reproduced the staff’s comments, followed by the Company’s responses, below.

Form 10-K for the fiscal year ended December 31, 2009

Results of Operations, page 22

1.                Comment:  We have reviewed your response to our prior comment one and note your intentions regarding disclosure of foreign exchange matters.  However, as we previously indicated, we continue to believe that you should revise your future filings to include a more specific and comprehensive discussion regarding how your asset classes, investment styles and geographic locations have impacted your assets under management and operating results.  Please include quantified information where practicable.

Response:

We will revise future filings to include a more specific and comprehensive discussion regarding how asset classes, investment styles and geographic locations have impacted our assets under management and operating results.  We will include quantified information, where practicable.

Supplemental Performance Measures, page 29

2.                Comment:  We have reviewed your response to our prior comment two. We continue to believe that your current presentation of “Cash Net Income” and “Cash earnings per share” is not appropriate since the titles imply a measure of net income on a cash basis while the measures are, in actuality, net income adjusted for certain expenses.  Therefore, as previously requested, please revise future disclosures, including those in earnings releases, to change the title of the measures accordingly.

Response:

While we are confident that our investors and analysts clearly understand Cash Net Income and Cash earnings per share, we appreciate your concern.

In our future earnings releases and similar disclosures of our operating performance, we will change the title of Cash Net Income to Economic Net Income and Cash earnings per share to Economic earnings per share.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call me at (617) 747-3308.

Very truly yours,

/s/ Darrell W. Crate
Darrell W. Crate
Executive Vice President
Chief Financial Officer and Treasurer